MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

22 December 2005

RECEIVED
2005 DEC 28 A 9:?3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

05013560

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21st of December 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

dlw 12/30

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

19 December 2005

11. Date company informed

21 December 2005

12. Total holding following this notification

16,810,052, 30p ordinary shares

13. Total percentage holding of issued class following this notification

3.69% of the ordinary shares of 30p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) is a member of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL is interested.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

21 December 2005

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone +44 (0)20 7888 8888
Facsimile +44 (0)20 7888 1600
www.csfb.com

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

21 December 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 19 December 2005, following disposals, Credit Suisse First Boston (Europe) Limited ("CSFBEL") held an interest in 16,810,052 shares.

CSFBEL now holds a total interest of 16,810,052 shares being equivalent to approximately 3.70% of the total shares in issue of this class. 3.69%

CSFBEL is a member of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL is interested.

Yours faithfully

Robert Daborn
Vice President – Legal and Compliance

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

21 December 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 21st of December 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 3,236,878 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 53,443,969 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

3,236,878 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 53,443,969 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

16 December 2005

11. Date company informed

21 December 2005

12. Total holding following this notification

63,733,690 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

14.00% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

21 December 2005

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

20 December 2005

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 16 December 2005, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 63,733,690 shares. 14%

Of these 63,733,690 shares:

- The interest in 3,236,878 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 53,443,969 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 7,052,843 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

JP Morgan Chase & Co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Asset Management (UK) Limited	1,128,961
J.P. Morgan Securities Limited	24,243,672
J.P. Morgan GT Corporation	11,833,333
Highbridge Capital Management, LLC	14,951,547
Total	**52,157,513**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

20 December 2005

12. Total holding following this notification

52,157,513, 30p ordinary shares

13. Total percentage holding of issued class following this notification

11.46% of the 30p ordinary shares

14. Any additional information

The aggregate holding of JPMCC in the Company as stated above includes a material interest of 5.32%, held by J.P. Morgan Securities Limited and 3.28% held by Highbridge Capital Management, LLC.

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

21 December 2005

JPMorgan

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

16 December 2005

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of JPMorgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has a beneficial interest in the ordinary shares of MyTravel Group Plc (the "Company"). Details of the holding are as follows:

Total Number of shares held by JPMorgan Chase & Co.: 52,157,513	**(12.01%)**
Number of shares held by J.P. Morgan Securities Limited: 24,243,672	(5.58%)
Number of shares held by Highbridge Capital Management, LLC: 14,951,547	(3.44%)
Number of shares held by J.P. Morgan GT Corporation: 11,833,333	(2.73%)
Number of shares held by JPMorgan Asset Management (UK) Limited: 1,128,961	(0.26%)

The aggregated holding of JPMCC in the Company as stated above includes a material interest of 5.58% held by J.P. Morgan Securities Limited and 3.44% held by Highbridge Capital Management, LLC.

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Shoaib Shaikh
EMEA Surveillance

JPMorgan

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

16 December 2005

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

Highbridge Capital Management, LLC ("HCM") of 9 West 57th Street, 26th Floor, New York, NY 10019 would like to advise you that HCM has a material interest in the share capital of MyTravel Group Plc (the "Company") to 3.44%. Details of the holding are as follows:

Total number of shares held by Highbridge Capital Management, LLC: 14,951,547 (3.44%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

Shoaib Shaikh
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com